As filed with the Securities and Exchange Commission on October 9, 2003
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 3 TO
                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          AMN HEALTHCARE SERVICES, INC.
                   (Name of Subject Company and Filing Person)

COMMON STOCK, PAR VALUE $0.01 PER SHARE         OPTIONS TO PURCHASE COMMON STOCK
     (Title of Class of Securities)              (Title of Class of Securities)


             001744101                                     NONE
 (CUSIP Number of Class of Securities)   (CUSIP Number of Class of Securities)


                                 DONALD R. MYLL
              CHIEF ACCOUNTING OFFICER AND CHIEF FINANCIAL OFFICER
                          AMN HEALTHCARE SERVICES, INC.
                        12400 HIGH BLUFF DRIVE, SUITE 100
                           SAN DIEGO, CALIFORNIA 92130
                                 (858) 792-0711

                                 WITH A COPY TO:
                              JOHN C. KENNEDY, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of the Bidder)

                            CALCULATION OF FILING FEE
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       TRANSACTION VALUATION(1)                       AMOUNT OF FILING FEE(2)
--------------------------------------------------------------------------------
             $180,000,000                                     $14,562
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(1) AMN Healthcare Services, Inc. intends to purchase, for cash, up to $175.0 million of its common stock, par value $0.01 per share, and up to $5.0 million of certain vested and exercisable options to purchase its common stock.

(2)  Previously paid.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

              Amount Previously Paid:        None        Filing Party:     N/A

              Form or Registration No.:      N/A         Date Filed:       N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]   third-party tender offer subject to Rule 14d-1.

     [X]   issuer tender offer subject to Rule 13e-4.

     [_]   going-private transaction subject to Rule 13e-3.

     [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

         This Amendment No. 3 ("Amendment No. 3") to Tender Offer Statement on Schedule TO relates to the offer by AMN Healthcare Services, Inc., a Delaware corporation (the "Company"), to purchase an aggregate of $180.0 million of its securities consisting of (1) up to $175.0 million of its common stock, par value $0.01 per share ("Shares"), at a price of $18.00 per Share, net to the seller in cash, without interest and (2) up to $5.0 million of certain vested and exercisable options ("Options") to purchase Shares at a price equal to $18.00, less the applicable exercise price of such Option, net to the seller in cash, without interest, in each case, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated September 19, 2003, and the related Letter of Transmittal, as amended. This Amendment No. 3 amends and supplements the Schedule TO filed by the Company on September 4, 2003 and amended on each of September 19, 2003 and October 2, 2003. This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934.

ITEM 12.  EXHIBITS.

          EXHIBIT NUMBER       DESCRIPTION
          --------------       -----------

            (a)(1)(U) Press Release, dated as of October 9, 2003, by the Company.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2003

                                           AMN HEALTHCARE SERVICES, INC.


                                           By: /s/ Donald R. Myll
                                               ---------------------------------
                                               Donald R. Myll
                                               Chief Financial Officer and
                                               Chief Accounting Officer

                                  EXHIBIT INDEX

          EXHIBIT NUMBER       DESCRIPTION
          --------------       -----------

            (a)(1)(U) Press Release, dated as of October 9, 2003, by the Company.